SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xenetic Biosciences, Inc.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

984015503
(CUSIP Number)

Kate Inman General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

September 13, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984015503	Schedule 13D	PAGE 2 of 5

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
267,138 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
267,138 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	267,138		(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.7%	(2)
14	TYPE OF REPORTING PERSON CO

(1)
Comprised of (i) 197,580 shares of common stock, par value $0.001 (the “Common Stock”), of Xenetic Biosciences, Inc. (the “Issuer”), (ii) 29,154 shares of Common Stock issuable upon conversion of Series B Preferred shares of the Issuer, and (iii) 40,404 shares of Common Stock issuable upon conversion of a Class A 5 year warrant.

CUSIP No. 984015503	Schedule 13D	PAGE 3 of 5

(2)
Calculated based on (i) 5,633,491 Common Stock outstanding as of September 13, 2019, as reported by the Issuer on Form S-3 filed with the Securities and Exchange Commission on September 13, 2019, (ii) 29,154 shares of Common Stock issuable upon conversion of Series B Preferred shares of the Issuer, and (iii) 40,404 shares of Common Stock issuable upon conversion of a Class A 5 year warrant.

.

CUSIP No. 984015503	Schedule 13D	PAGE 4 of 5

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the common stock, par value $0.001 (the “Common Stock”), of Xenetic Biosciences, Inc. (the “Issuer”). This Amendment is being filed solely as a result of a change in the Issuer’s issued and outstanding Common Stock to reflect that OPKO ceased to be the beneficial owner of more than 5% of the Issuer’s issued and outstanding Common Stock, and amends and supplements the statement on Schedule 13D filed by OPKO with the SEC on July 29, 2019.

ITEM 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)
OPKO is the beneficial owner of and directly holds (i) 197,580 shares of Common Stock of the Issuer; (ii) 29,154 shares of Common Stock issuable upon conversion of Series B Preferred shares of the Issuer; and (iii) 40,404 shares of Common Stock issuable upon conversion of a Class A 5-year warrant, or approximately 4.7% of the Issuer’s issued and outstanding Common Stock, based on 5,633,491 shares outstanding as of September 13, 2019 as reported by the Issuer on Form S-3 filed with the SEC on September 13, 2019.

Neither Phillip Frost, M.D., OPKO’s Chairman and Chief Executive Officer, nor any of his affiliates own securities of the Issuer. Adam Logal, OPKO’s Senior Vice President and Chief Financial Officer, is a director of the Issuer. OPKO disclaims beneficial ownership of the securities of the Issuer owned by Mr. Logal.

(b)
OPKO has the sole power to vote and dispose of the (i) 197,580 shares of Common Stock of Issuer; (ii) 29,154 shares of Common Stock issuable upon conversion of Series B Preferred shares of the Issuer; and (iii) 40,404 shares of Common Stock issuable upon conversion of a Class A 5-year warrant owned by it.

(c)	There have been no transactions in the Common Shares effected by OPKO in the last 60 days.

(e)	OPKO ceased to be the beneficial owner of more than 5% of the Common Stock on or about September 13, 2019.

CUSIP No. 984015503	Schedule 13D	PAGE 5 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: October 23, 2019	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary